

Mail Stop 3561

October 2, 2009

Mr. Keith E. Plowman
Chief Financial Officer
The Bon-Ton Stores, Inc.
2801 E. Market Street
York, Pennsylvania 17402

      RE: The Bon-Ton Stores, Inc.
               Item 4.01 Form 8-K
               Filed October 1, 2009
               File No. 0-19517

Dear Mr. Plowman:

      We have reviewed your filing and have the following comment. We have limited our review to Item 4.01 of the above-referenced filing. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K Filed October 1, 2009

1.   It appears that ParenteBeard LLC is not registered with the Public Company Accounting Oversight Board ("PCAOB") nor has a pending application for registration with the PCAOB. Section 102 of the Sarbanes-Oxley Act of 2002 prohibits accounting firms that are not registered with the PCAOB from preparing or issuing, or participating in the preparation or issuance of, audit reports with respect to any issuer. Please advise.

      As appropriate, please respond to our comment within five business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comments and provides any requested information as an EDGAR correspondence file.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant